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September 20, 2009

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Your Letter of June 5, 2009

Form 10/A

Filed May 14, 2009

File No. 000-53538

Erin Martin:

This correspondence is in response to your letter dated June 5, 2009 in reference to our filing of the Form 10/A filed May 14, 2009 on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses and note that Registrant filed amended Form 10 on September 18, 2009.

Comment 1

General

We note that you did not file a redlined copy of your Form 10 with all changes effected by the amendment clearly marked. In further amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Rule 472 of Regulation C.

Answer:

We do apologize for this oversight and file the Correspondence filing including the Redline and ~~Strikethrough~~ version as well as the Amended filing, both via EDGAR.

Comment 2

From the disclosure on page 15 of the Form 10-Q filed by PTS, Inc., we note that a pro rata distribution of over 126 million of your shares were distributed to its stockholders and that it currently owns about 48% of your common stock. Please provide us with an analysis of the basis for effecting such distribution as an unregistered transaction. Please refer to Staff Legal Bulletin 4, located at http://www.sec.gov/interps/legal/s1bcf4.txt

Answer:

The PTS Form 10Q for the quarter ending 9/30/2009 will incorporate that these shares were issued under the exemption from the registration requirements under Regulation D and Section 4(2) promulgated under the Securities Act.

The Stockholders listed below acquired such shares of our common stock under the exemption from the registration requirements under Regulation D and Section 4(2) promulgated under the Securities Act.

HOLDER	NUMBER OF SHARES
Frederik Blok Le Melzen F-04530 St. Paul Sur Urbayne, France	1

PTS, Inc. 3355 Spring Mountain Rd # 66 Las Vegas, NV 89102	23,810,212

Robert C. Brehm 6451 El Camino Real Suite C Carlsbad CA. 92009	1

Connie K Castellanos 8880 Rio San Diego Dr. 8th Floor, San Diego CA. 92108	666,667

Cede & Co Box 20 Bowling Green Station New York, NY 10005	105,322,918

Kam Yui Chan 4353 Silver Bay St. Las Vegas, NV 89147	15

King Chen Chan 4353 Silver Bay St. Las Vegas, NV 89147	2

Lincoln Chan 4353 Silver Bay St. Las Vegas, NV 89147	14

Benny Cheng 1848 Peterson Ave So. Pasadena, CA 91030	1,133,333

Peter Chin 3355 Spring Mountain Road #66 Las Vegas, NV. 89102	11,700,000

Sandy Chin 3355 Spring Mountain Road #66 Las Vegas, NV. 89102	5,000,014

Penny Church 4517 Garden Place Las Vegas, NV 89107	16

Marvel Cooper 5617 Garden Place Las Vegas, NV 89107	14

Luciano Falaschi Marina Cabo Plaza SA DE CV Blvd Marina #205 Cabo San Lucas, Mexico 23410	2

Mauro Falaschi Marina Cabo Plaza Sa De CV Blvd Marina #205 Cabo San Lucas, Mexico 23410	2

Phillip L Flaherty 604 Heartline Dr Las Vegas, NV 89145-4856	666,671

Rick Funkhouser 101 Northern Oaks Groveland, Ill 61535-9779	1

Glen Court Investment 2950 e. Rochelle Ave Las Vegas, NV 89121	1

Helen How 6237 Tiffany Blvd Richmond BC, Canada, V7C 4EI	1

Peter How 6237 Tiffany Blvd Richmond BC, Canada, V7C 4EI	13

Timothy Scott Kalnasy 2500 W. Oakey Blvd Las Vegas, NV 89102	1

Jade C. Kim 6420 Playa De Carmen Way Las Vegas, NV 89086	700,000

Kwok Hong Anthony Kung Rm 506-851 F St George Bldg 2, Ice House St Central Hong Kong, Hong Kong	2

Julian Le Miere Ricardo Soriano 22 Edificio Sabadell 5-1 Marbella UK 29600	2

Steven S Lee 2423 Goshen St Las Vegas, NV 89014	1,000,015

Vicki Ellen Moore 9365 Tropical Pkwy Las Vegas, NV 89149	16

Ivor Reilly Cappry Ballbofey Co Donegl, Ireland	1

Tonis Sildmae	1

Sol Tech Corporation 6451 El Camino Real Suite C Carlsbad, CA 92009	1

John J Stone HCR 33 Box 15 Las Vegas, NV 89124	14

Margaret Stone HCR 33 Box 15 Las Vegas, NV 89124	14

US Microbics Inc 6451 El Camino Real Suite C Carlsbad, CA 92009	8

USM Capital Group Inc. 6451 El Camino Real Suite C Carlsbad, CA 92009	10

Betty Chin 1115 Huntington Dr. #D Pasadena, CA 91030	14

King Hin Wong 4353 Silver Bay St. Las Vegas, NV 89147	1

Hing Kwok William Wong 3F Robinson Rd. 1sr Floor Hong Kong, Hong Kong	2
Total 150,000,000 (post-split)	150,000,000

Comment 3

Item 1. Business, page 4

Company Overview, page 4

We note that you refer to an entity named PTS Cards, Inc. in this section. Please explain to us whether PTS Cards, Inc. is the same entity as PTS, Inc., or if it was affiliated with PTS, Inc., prior to changing its name to Disability Access Corporation.

Answer:

One of the company’s shareholders had a company named PTS Cards, Inc., which other than having some overlapping shareholders had no affiliation with PTS, Inc.  In order to save money and avoid un-needed expenses the shareholder at no cost signed over PTS Cards, Inc. to the company post which the company changed the name and used it for Disability Access Corporation.

Comment 4

Business Strategy, page 6

We note the revised disclosure about your efforts to expand your customer base into Asia. We note from a filing with the Nevada Secretary of State that Peter Chin incorporated “China Disability Access Corporation” in November 2006. Please revise to clarify if the noted incorporation is related to your Asia expansion efforts. If not, please revise to clarify the purpose of the creation of a similarly named corporation.

Answer:

The business strategy section on page 6 has been amended as follows:

As noted above, DAC presently is devoting resources to developing alternative commercial uses for its proprietary technology and product development software. Towards this end, the Board of Directors has elected to expand its software customer market base into Asia where certain parties have shown great interest in the Company’s proprietary technology. Accordingly, the Company has sent representatives to China to establish the basis for introducing our products and services and has continued discussions with interested parties, to which efforts the Company believes will be productive post the global economic crisis. The Company’s Board feels this future expansion opportunity will help maximize growth opportunities as well as yielding enhanced shareholder value for the long term. DAC has certain long term client contract relations, which provides an excellent baseline of annual revenue and continues to expand its client base among public and private.  In the event that business circumstances warrant, the company has available, at no charge, an additional corporation named China Disability Access Corporation” which was created in

2006 by its parent company for such future use if and when warranted as well as to provided some protection to the name.

Comment 5

Customers, page 8

We note your response to prior comment 6. You have not filed the agreement with this client as a material contract or adequately explained to us why this agreement would not be considered a material contract. Please file your agreement with this client as a material agreement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K.

Comment 6

We note your response to comment 11. Please file your agreement with this client as a material agreement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K. Also, please revise to discuss the material terms of your current relationship with the major customer. For example, we note that you have not discussed the duration, remedies, or exclusivity terms that govern your relationship with the major customer.

Comment 11

We note your disclosure in Note 2 to your financial statements that one customer accounted for 54 percent of your revenue for the nine month period ended September 30, 2008. Please discuss your dependence on this customer and the material terms of your relationship with such customer in the business section. For guidance, please see Item 101(h)(4)(iv) of Regulation S-K. Furthermore, if applicable, please file your services contract with the customer as a material contract as defined by Item 601(b)(10)(ii)(B) of Regulation S-K.

Answer:

We will be seeking confidential treatment of portions of this agreement pursuant to Exchange Act Rule 24(b)(2) and Staff Legal Bulletin 1 and 1(a).  Upon clearance for this confidential treatment, we will post the non-redacted portions of this agreement as an exhibit to a Current Report on Form 8-K.

Comment 6

We note your response to prior comment 7. Your revisions do not substantiate the disclosure that you are not “overly dependant on this client.” Therefore, we reissue the comment in its entirety. Unless you have more client demands than you are able to satisfy, it is not clear how you are able to substantiate the noted belief. Please revise to clarify.

Comment 7
Unless you have current commitments that would dilute the source of revenues attributed to the large international fast food chain client, it is not clear how you are able to substantiate the disclosed belief that you are not “overly dependant on this client.” Please revise to clarify.

The customer section on page 9 has been amended as follows:

From January 1, 2008 through December 31, 2008, the Company has benefited, and continues to benefit from a contract with a large international fast food chain.  During the aforementioned period the Company enjoyed approximately 53% of its gross revenue from this client.  While confidentiality provisions limit reference to the client’s name the client is contractually committed to retain DAC’s services related to approximately 4,000 locations, however at the direction of the Securities and Exchange Commission we are required to disclose that this contract is with YUM Brands, Inc. The agreement is not exclusive and does not carry a calendar term; however, it is on an as available basis and as such tends to flow seasonally in parallel with construction seasons.    DAC charges clients an original inspection fee for each client restaurant and a lesser fee for each re-inspection (re-inspections are typical for facilities with significant exceptions noted in previous inspections). In addition to the inspection fee the client also reimburses for DAC’s staff travel and expenses.  While this client represented a significant part of DAC’s revenues in 2008, DAC expects to continue to diversify its client base and as such, under normal circumstances, DAC does not believe it is overly dependent on this client, particularly in light of the continued growing need for ADA inspections, and the expected inclusion of ADA compliance in the current economic stimulus legislation.  As evidence to the absence of dependency, with the exception of the second quarter of 2009 which was subjected to extraordinary timing and economic circumstances in the United States, the Company has experienced quarters where the activity from the client was nominal and the Company filled in the open times with other client work, typically in the areas of public facilities such as schools and universities.  Furthermore, the company has had significant other client activity such that the company finds itself often times declining request for work from other potential clients.  Additionally, as there is no material fixed costs associated with the inspections of the food chain facilities, accordingly, in the event there is an absence of work from said client there is no unrecoverable incremental costs so at worst the loss of this client would be opportunity loss not hard dollar costs.

Comment 7

Government Regulation, page 9

We note your response to prior comment 9. The page that you filed with your correspondence is the same page that was previously filed on February 24, 2009. As is, this portion of the “2002 Economic Census,” which is cited in footnote 3 on page 9 of your Form 10, does not support your assertion that the 6.9 million firms referenced “have more than 20 employees” and “have more has 7 million sites at risk.” Please either provide us a complete version of the “2002 Economic Census” or a larger portion of the census, which can fully support your assertion.

Comment 9

We note your response to comment 13. Please provide us with a complete version of the “2002 Economic Census,” which is cited in footnote 3.

Comment 13

Please provide us with highlighted copies of the sources that you cite in footnotes 1 and 3 on page 6.

Answer:

Registrant has filed the 2002 Economic Census as Exhibit 99.1 to the Form 10 Amendment No. 3 filed on September 18, 2009.

Comment 8

Item 1A. Risk Factors, page 11

Several of the additional risk factor subheading merely state general facts about your business. For example, we note the following subheadings:

-  Lack of independent directors

-  Limitation of liability and indemnification of officers and directors; and

-  Management of potential growth

Similarly, the revised subheading to the first risk factor only states a fact. Please revise the subheadings as necessary to identify briefly the specific risks to you that result from the noted facts or uncertainties. Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

Answer:

The Risk Factor headings have been amended as follows:

Lack of independent directors, page 14;

Lack of independent directors could present the potential for a conflict of interest

Limitation of Liability and indemnification of officers and directors, page 14; and

Limitation of liability and indemnification of officers and directors could have adverse affects.

Management of potential growth, page 14.

~~Management of potential growth.~~ We may experience rapid growth which will place a significant strain on our managerial, operational, and financial systems resources.

Similarly, the revised subheading to the first risk factor only states a fact. Please revise the subheadings as necessary to identify briefly the specific risks to you that result from the noted facts or uncertainties. Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

Comment 9

“Business concentrations.” Page 13

We note the additional subheadings of “Business concentrations,” “Credit risk”, and “Customers”. It appears that the subheadings are meant to highlight separate risks. If so, revise each subheading to identify the specific harm that you would incur should the risk materialize and provide a narrative that discloses sufficient details to place the risk into context, in both magnitude and effect. Refer to Item 503(c) of Regulation S-K for guidance.

Answer:

We have amended the following Risk Factor headings as follows:

Credit risk: We extend credit to our customers with no collateral which could expose us to a loss.

Customers: Our customers make up the majority of our revenue and a loss of one of those customers could have adverse affects.

During 2008, one customer accounted for 53% of our revenue. During 2007, one customer accounted for a total of 44% of our revenue. No other customer accounted for more than 10% of revenue during 2008 and 2007.

At December 31, 2008, three customers accounted for a total of 89% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at December 31, 2008. We rely heavily on these customers for our income and a loss of one of these accounts could have negative affects to our short term and long term income.

During the six months ended June 30, 2009 and 2008, three customers accounted for 58% and 68%, respectively, of our revenue. No other customer accounted for more than 10% of revenue during 2009 and 2008. The loss of these customers could have a material adverse effect on our financial position and results of operations.

At June 30, 2009, two customers accounted for a total of 84% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at June 30, 2009.

Comment 10

Inflation, page 13

It is not clear how the disclosure with the subheadings “inflation,” “Trends, risks and uncertainties,” and “Cautionary factors that may affect future results” are appropriate risk factors. Please explain how such disclosure addresses risks specific to you.

Answer:

We have amended the following Risk Factors as follows:

~~Inflation.~~

~~In our opinion, inflation has not had a material effect on our financial condition or results of our operations.~~

We have taken out the Risk Factor “Inflation” as it is not considered a risk so it is not required to list this.

~~Trends, risks and uncertainties.~~

~~We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise.  Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.~~

~~Cautionary factors that may affect future results.~~

~~We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products.  These are factors that we think could cause our actual results to differ materially from expected results.  Other factors besides those listed here could adversely affect us~~.

We have deleted the above “Risks” as they would not be considered a Risk Factor as much as it would be considered a clarification or as stated “cautionary” and would be considered more of a proceeding to “Risk Factors”

Comment 11

“We pay no cash dividends,” page 14

In the second and third paragraphs under this subheading, you discuss risks presented by foreign exchange rates and state that you do not have any leveraged derivatives. It is not clear how this disclosure either relates to your business or to the risk factor subheading that you do not pay cash dividends. Please revise this section to remove any unrelated or inapplicable disclosure.

Answer:

We have removed the following Risk Factors:

~~We pay no cash dividends.~~

~~We have never declared nor paid cash dividends on our capital stock.  We currently intend to retain any earnings for funding growth; however, these plans may change depending upon capital raising requirements.~~

~~We believe that we do not have any material exposure to interest or commodity risks.  Our financial results are quantified in U.S. dollars and our obligations and expenditures with respect to our operations are incurred in U.S. dollars.  Although we do not believe we currently have any materially significant market risks relating to our operations resulting from foreign exchange rates, if we enter into financing or other business arrangements denominated in currency other than the U.S. dollars, variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.~~

~~We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives~~

Comment 12

Risk Factors Concerning Investment in Our Company, page 15

“The market price of our common stock may fluctuate significantly….” Page 15

We note your response to prior comment 13 and reissue the comment in its entirety. You did not indicate in your revisions that this is a risk that is only presented if a trading market develops for your stock. Since your stock does not have a trading market, please revise to cite to the potential future risk of price fluctuation if a market develops.

Comment 13

We note your response to comment 20. You did not indicate in your revisions that this is a risk that is only presented if a trading market develops for your stock. Since your stock does not have a trading market, please revise to cite to the potential future risk of price fluctuation if a market develops.

Comment 20

This risk of limited liquidity is already addressed by the second risk factor on this page highlighting the lack of a public market. Please revise the subheading here to briefly identify the specific risk related to market volatility, if one develops.

Answer:

We have added the following text:

Since our stock does not have a trading market, this risk will only come to fruition if a trading market develops.

Comment 13

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

We have reviewed your response to prior comment 14. You have not amended the Form 10 to remove the reference to Section 27A of the Securities Act of 1933, or provide us with a supplemental explanation as to the basis for your ability to rely upon this safe harbor. We reissue the comment.

Comment 14

We note your response to comment 21. Please explain to us the basis for your ability to rely upon the safe harbor provided by Section 27A of the Securities Act of 1933.

Comment 21

You state that your document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Please advise why you believe you are eligible to take advantage of these safe harbors or revise to remove the references to the noted statutes.

Answer:

We have amended our filing to take out our reference to Section 27A.

~~within the meaning of Section 27A of the Securities Act of 1933,~~

Comment 14

Current Business Plan and Plan of Operation, page 17

We note your response to prior comment 15. We also note from your parent’s (PTS) publicly filed documents that they are in the business of investigating possible relationships with companies that “seek the perceived advantages of a corporation which is registered under the Securities and Exchange Act of 1934.” Please explain to us how your business plan relates to that of your parent’s.

Comment 15

In the context of your business plan, considering your current financial condition and the cost associated with providing periodic reports, please revise to discuss how filing this registration statement to obligate yourself to reporting requirements of the Securities and Exchange Act of 1934 is part of your business plan.

Answer:

We have added the following text to more closely align our full business plan to that of our parents:

We also continue to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms who or which desire to seek the perceived advantages of a corporation which is registered under the Securities Exchange Act of 1934, as amended. We do not restrict our search to any specific business, industry or geographical location and we may participate in a business venture or virtually any kind of nature.

We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire businesses as subsidiaries.

As part of our investigation of potential merger candidates, our officers and directors will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel take other reasonable investigative measure, to the extent of our financial resources and management expertise. The manner in which we participate in an opportunity will depend on the nature of the opportunity, the respective needs and desires of us and other parties, the management of the opportunity, our relative negotiation strength and that of the other management.

We intend to concentrate on identifying preliminary prospective business opportunities that may be brought to our attention through present associations of our officers and directors, or by our shareholders. In analyzing prospective business opportunities, we will consider such matters as the available technical, financial and managerial resources; Sarbanes-Oxley Act of 2002 compliance; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors.

Our officers and directors will meet personally with management and key personnel of the business opportunity as part of our investigation. We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction, as required by the Exchange Act.

Comment 15

Research and Development, page 19

Your response to prior comment 18 indicates that if software development costs had been tracked in 2007, such costs would have been immaterial. This seems contrary to your revised disclosure on page 20, which indicates that capitalizing such costs had an effect on your operations of approximately $230,000. Please reconcile, for us, these assertions.

Comment 18

We have reviewed your response to comment 24. We note that you revised your disclosure but we do not believe you have fully addressed our comment. We note that you achieved technical feasibility in January 2007 but you did not capitalize any costs in 2007 presumably because the software was being internally utilized. Tell us whether you incurred any costs during 2007 and tell us how you accounted for these costs citing the appropriate accounting literature. We may have further comments

Comment 24

We note that during 2008 you capitalized software development costs for products that had attained feasibility. We also note that you had expensed similar costs in 2006 as feasibility had not been achieved. It appears that no such costs were incurred in 2007. Please confirm if this is accurate. Also tell us if any such costs were expensed in 2008 and if not clarify what changed between 2006 and 2008 in order to attain feasibility without any expenditures in 2007.

Answer:

The capitalized amounts of approximately $230,000 were for 2008 and were the result of direct product development activity as opposed to operational cost incurred for IT support in 2007.  The two periods are apples and oranges in the sense that 2007 IT cost were for hardware and software support as opposed to direct capitalized cost of new product development in 2008.

Comment 16

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

We note your response to prior comment 20 and 21. Please revise your table to show that Mr. Chin is the beneficial owner of the shares held by Sandy Chin and PTS, Inc., and PTS, Inc. is the beneficial owner of the shares held by Sand Chin. For example, in Mr. Chin’s row of the table, please include the aggregate amount of common stock that he owns, which includes the common stock owned by Sandy Chin and PTS, Inc. According to your disclosure, that aggregate amount should be 1,341,826,893. Please revise your table accordingly.

Comment 20

Refer to footnote 5 to your table. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Also, in some situations, other relatives may share beneficial ownership. See Securities Act Release 33-4719 (Feb. 14, 1966). Please revise the table to reflect securities held in the name of a spouse as also being beneficially held by PTS, Inc. are also beneficially owned by Mr. Chin.

Comment 21

Refer to footnote 6 to your table. Since Mr. Chin is also the beneficial owner of PTS, Inc.’s shares in your company, please revise the table to reflect that the securities held by PTS, Inc. are also beneficially owned by Mr. Chin.

Answer:

Table revised in Item 4, page 26 of the Form 10 Amendment No. 3 filed on September 18, 2009.

Comment 17

We note your response to prior comment 22. Please revise the beneficial ownership of your management as a group portion of your table to include the shares owned by PTS, Inc. and Sandy Chin.

Comment 22

You have not provided the beneficial ownership of your management as a group. Please refer to Item 403(b) of Regulation S-K and revise accordingly.

Answer:

Table revised in Item 4, page 26 of the Form 10 Amendment No. 3 filed on September 18, 2009.

Comment 18

Item 6. Executive Compensation, page 24

We note your response to prior comment 25 and reissue the comment. Please provide a narrative description of the stock award provided to Mr. Chin. Please see Item 402(0) of Regulation S-K for guidance.

Comment 25

We note your response to comment 34. Your response did not address the issue raised and therefore, we reissue the comment in its entirety. Please provide a narrative description of the stock award provided to Mr. Chin. Please see Item 402(o) of Regulation S-K for guidance.

Comment 34

Please provide a narrative description of stock award provided to Mr. Chin. Please see Item 402(o) of Regulation S-K for guidance.

Answer:

On May 17, 2007, Mr. Peter Chin was awarded 200,000,000 shares of Series C Preferred shares in exchange for deferred compensation due to Mr. Chin for the period beginning November 15, 2005 and ending November 15, 2006.  On November 15, 2007, Mr. Chin was awarded 600,000,000 shares of Series C Preferred shares in exchange for deferred compensation due to Mr. Chin for the period beginning November 15, 2006 and ending November 15, 2007.

Comment 19

Item 7. Certain Relationships and Related Transactions, page 26

We note your response to prior comment 27 and reissue the comment. Please confirm that there were no transactions in your last two fiscal years that are described in Item 404(d) of Regulation S-K.

Comment 27

Please confirm that there were no transactions in your last two fiscal years that are described in Item 404(d) of Regulation S-K.

Answer:

There were no transactions in the last two years.

Comment 20

Item 10. Recent Sales of Unregistered Securities, page 27

We note your response to prior comment 31. Please disclose the dates of issuance of the shares to Mr. Chin. We further note that you have provided us with a copy of a Form D that you previously filed in relations to a private placement in response to our comment that sought revision of this document. Please discuss the basis of your reliance on the exemptions for all the disclosed transactions within the document itself.

Comment 31

We note your response to comment 41. Your response did not fully address all the issues raised in our comment. Please revise to provide the dates of issuance and identify the purchasers. Also, please discuss the basis for your reliance on the exemptions. Please see Item 701 of Regulation S-K.

Comment 41

Please revise to provide the dates of issuance and identify the purchasers and the exemption relied upon when conducting the unregistered transactions. Also, please discuss the basis for your reliance on the exemptions. Please see Item 701 of regulation S-K.

Answer:

The following was added to Item 10, page 27 of the Form 10 Amendment No. 3 filed on September 18, 2009:

Rule 504 and Regulation A under the Securities Act provide exemptions for offerings of securities on a public basis. Offerings under these exemptions are considered public because there are no restrictions on advertising or general solicitation in these offerings unlike other exemptions under the Securities Act. Section 4(2) of the Securities Act and Rules 505 and 506 generally prohibit advertising and general solicitation.

Rule 504 exempts from federal registration offerings of up to $1 million during a twelve month period if the offering meets certain conditions. Rule 504 is available only to companies that are not required to file periodic reports under the Exchange Act. A company may not rely on Rule 504 if it is an investment company or a blank check issuer. 53 http://www.sec.gov/news/studies/uniformy.htm#FOOTNOTE_53#FOOTNOTE_53 Offerings under Rule 504 need not comply with specific disclosure requirements and do not require federal filings, except for a post-sale Form D notice. Rule 504 offerings typically are registered in the states in which the offerings are to be conducted.

Comment 21

We note your response to prior comment 32 and reissue the comment. We note the reference to “free trading common stock” in your revised disclosure. Please revise to provide us with an analysis leading to your conclusion that the unregistered issuances lead to “free trading common stock”. Also, please define your use of the term “free trading common stock.”

Comment 32

We note the reference to “free trading shares” in your revised disclosure. Please revise to provide us with an analysis leading to your conclusion that the unregistered issuances lead to “free trading shares.” Also, please define your use of the term “free trading shares.”

Answer:

The issuer is deleting the word free-trading in our revised disclosure.  The issuer is unable to provide an analysis leading to its conclusion that unregistered issuances under Rule 504 of Regulation D lead to free-trading common stock because the issuer is not the investor who purchased the stock.   Certain factors out of the issuers control will determine whether a particular investor can have a legend removed from stock purchased from the issuer under Rule 504.  Therefore the issuer will remove any reference to referenced “free-trading”.  All of the referenced securities were sold pursuant to Rule 504 under Regulation D.

Comment 22

Item 11. Description of Registrant’s Securities to be Registered, page 28

We have reviewed your response to prior comment 33 and reissue the comment. You have not amended your Form 10 to remove the description of other classes of securities. The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Comment 33

The front page of this registration statement only lists your common stock as part of this registration. Considering the name of this section, it is not clear why you have included the other classes of securities described after your description of the common stock. Please revise to reconcile your disclosure.

Answer:

The issuer deleted all classes of securities under Item 11 and on front page.

Comment 23

Item 15. Financial Statements and Exhibits, page 30

Consolidated Statement of Cash Flows, page F-7

We have reviewed your response to prior comment 35 and reissue our comment in its entirety. No longer disclosing an issue in updated financial statements is not a satisfactory response to our comment. Please provide us the requested explanation regarding the acquisition costs written off in 2006.

Comment 35

We note that you intend to address comment 45 in your next amendment. However, our comment requests that you provide us with an explanation regarding the acquisition costs written off in 2006. As such we are reissuing our comment in its entirety. Please clarify to us the nature of the acquisition costs written off in 2006. Specifically, identify the transaction to which they apply, the period in which they were paid and where such costs are reflected in your financial statements.

Comment 45

Please clarify to us the nature of the acquisition costs written off in 2006. Specifically, identify the transaction to which they apply, the period in which they were paid and where such costs are reflected in the rest of your financial statements.

Answer:

The nature of the acquisition costs written off in 2006 was the cost associated with acquiring Power-Save Energy Corp., which was paid in 2006. Power-Save Energy Corp. had no assets, liabilities or operations at the time of acquisition and the cost was written off to expense in that year and included in general and administrative expenses. No goodwill was recorded in the transaction.

Comment 24

Note 1 – Organization and Nature of Operations, page F-9

Prior comment 36 requested that you clarify to us whether Power-Save Corporation and Power-Save Energy Corp. were two names for the same entity. We not your revised disclosure now refers only to Power Save Energy Corp. We assume that this means that the names were being used interchangeably for the same entity and that Power Save Energy Corp. is the correct name. Please confirm if our understanding is correct.

Comment 36

Your revised disclosure refers to both Power-Save Corporation and Power-Save Energy Corp. Please clarify to us, whether these are two separate entities or two names for the same entity.

Answer:

Registrant has revised to correct the spelling to Power-Save throughout the document.

Comment 25

We have reviewed your response to prior comment 38. We do not see where the required disclosure is included in your amendment. As such, we are reissuing our comment in its entirety. In addition, please provide all of the disclosures required by paragraph 51-57 of SFAS 141 as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to transactions that occurred in 2006.

Comment 38

We have reviewed your response to comment 48, and we reissue the comment in its entirety. In addition, please provide all of the disclosures required by paragraphs 51-57 of SFAS 141 as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to the transactions that occurred in 2006.

Comment 48

In addition, please provide all of the disclosures required by paragraphs 51-57 of SFAS 141 as it relates to all of the business combinations. The revised disclosure should include disclosures regarding the goodwill that you have recorded which we assume is related to the transactions that occurred in 2006.

Answer:

The requested disclosures have been provided in Note 1 to the audited financial statements.

Comment 26

Note 2 – Summary of Significant Accounting Policies, page F-10

We have reviewed your response to prior comment 39. Your response does not address your continued net loses or the fact that goodwill represent over 50% of your assets. As such we are reissuing our comment in its entirety. Also, your assertion that the present value of future cash flows is sufficient to not impair goodwill is in direct contradiction to your disclosure on page F-9 which states that “without realization of additional capital, it would be unlikely for us to continue as a going concern.” Please provide us with a detailed analysis of your goodwill that considers each of these issues.

Comment 39

Please tell us how and when you evaluate goodwill for impairment. Tell us how you have determined that goodwill should not be impaired based on recurring losses and the fact that goodwill represents over 50% of your assets. Please provide a detailed analysis. For reference see SFAS 142.

We are supplementing our previous response as follows:

Our accounting policy for goodwill is as follows:

Goodwill is accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". We assess the impairment of long-lived assets, including goodwill and intangibles on an annual basis on December 31 of each year, or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors that we consider important which could trigger an impairment review include poor economic performance relative to historical or projected future operating results, significant negative industry, economic or company specific trends, changes in the manner of our use of the assets or the plans for our business, market price of our common stock, and loss of key personnel. We have determined that there was no impairment of goodwill during 2008 or 2007.

We are in a unique position in this current economic downturn.  Because we are a company that focuses on federal compliance and due to the recent economic stimulus package that expressly identified the American with Disabilities Act as a part of the funding, we anticipate our revenue to grow in 2009.  This, coupled with our investment in our software product over the past three years, will allow us to attain more revenue while general and administrative costs are expected to remain static.

Our historical operating results are as follows:

	2008	2007	2006
Sales	$ 1,417,724	$ 1,452,879	$ 781,886

Cost of sales, and SG&A expenses	(1,278,401)	(1,505,814)	(1,210,309)

Operating income (loss)	$ 139,323	$ (52,935)	$ (428,423)

As shown above, our operating loss declined from 2006 to 2007 and we generated income from operations in 2008. The overall net loss reported in 2008 was the direct result of a loss from the change in the fair value of derivative instruments. This item is a strictly noncash item which has no bearing on the assessment or impairment of goodwill.

In 2008, our revenue was relatively flat with only a 2% decline from 2007.  As discussed in our Management Discussion and Analysis, we had a large project started in the fourth quarter 2008 with the resulting revenue recognized in the first quarter in 2009.  Concurrently we were able to reduce operating costs.  We have decreased our operating loss each year since our parent PTS, Inc. purchased us.  Due to these reductions in operating expenses cash flow from operations increased from a use of $63,027 to providing $319,980.

Additionally, we forecast that revenue may increase up to 52% in 2009 while costs are projected to only increase 43% from the impact of the economic stimulus package and the efficiencies from using our internally generated software.  Operating margin is expected to increase from 9.8% last year to 15.2% in the future.  Operating income is expected to increase to $326,000 per year for the anticipated future with corresponding improvements in operating cash flows.  Management has determined that the present value of the future operating cash flows is sufficient to not impair the goodwill.

While goodwill is indeed more than 50% of our assets at December 31, 2008 and 2007, the percentage of total assets has declined during 2008. Cash generated by operations was used to pay down debt during 2008 and we expect that trend to continue. Therefore, goodwill may remain in excess 50% of total assets for the next reporting periods even though we expect to generate cash from operating activities.

We have attached a worksheet showing the results of the goodwill impairment test, conducted on December 31, 2008. This analysis indicates that cash flows will be sufficient to fund operations, repay debt and increase working capital, which will result in a decrease in goodwill as a percentage of total assets.

As a supplemental note, For the three months ended June 30, 2009 the Company experienced significant downturn in anticipated revenues, which were mostly the result of delays in contract bid awards which appear to be the result of delays in budget funding from various jurisdictions as well as delays in order release from a large long term client whom had represented that such orders might be directed in the second quarter but were delayed to the third quarter.  As a result of these delays, anticipated contract awards and order submissions that were expected in the second quarter ended June 2009 were actually awarded in June and July, 2009.  Amongst other contract and revenue sources these significant contracts and orders became active in the third quarter beginning July 1, 2009.  The expected value of the completed afore referenced contracts are expected to generate in excess of $925,000.  As additional reference, the Company’s revenue generation in the third quarter started July1, 2009 through the two months ended August 31, 2009 exceeded the gross revenue for the entire third quarter of the prior year.  Management expects that with the release of various stimulus funds and the apparent economic turnaround in the United States that additional and greater contract awards and orders will be available to the Company throughout the balance of the year and that the Company continues to expect to exceed prior year’s bottom line performance.  It should be noted that though revenue was off in the second quarter ended June 30, 2009 that the company was able to sustain itself through receivable collections and without additional borrowings.

Comment 27

In addition, you state in your response to comment 39 that, “Management believes that present value of the future operating cash flows is sufficient to not impair the goodwill”. Please tell us what date you performed the test and also provide us with a copy of the results of the goodwill impairment test. This statement makes it appear that you did not perform the test but you believe that the test would not show impairment.

Comment 39

Please tell us how and when you evaluate goodwill for impairment. Tell us how you have determined that goodwill should not be impaired based on recurring losses and the fact that goodwill represents over 50% of your assets. Please provide a detailed analysis. For reference see SFAS 142.

Answer:

Please refer to Comment #26 response above.

Comment 28

We have reviewed your response to prior comment 40. Your initial disclosure stated “a percentage of revenue is usually recognized upon the award of the contract”. In case you are having trouble finding the disclosure that we are referring to it was included on page F-11 in the original filing filed on December 24, 2008. Please confirm, if true, that your initial disclosure was inaccurate.

Comment 40

We have reviewed your response to comment 49, and we do not understand how you have responded through your revised disclosure. Your prior disclosure indicates that a percentage of revenue is recognized upon the awarded of the contract. Please clarify to us how you have determined that revenue has been earned upon the award of a contract. Refer to SAB Topic 104.

Comment 49

Your disclosure indicates that a percentage of revenue is recognized upon the award of the contract. Please clarify to us how you have determined that revenue has been earned upon the award of a contract. Refer to SAB Topic 104.

Answer:

We again apologize for the incorrect originating comment with regards to revenue recognition.  We only record revenue as the client becomes liable for the portion of completed work and has been invoiced – the revised disclosure is accurate.

Comment 29

Note 5 – Convertible Debentures and Notes Payable, page F-16

We have reviewed your revisions made in response to comment 52 from our letter dated January 27, 2009. Your disclosure in the notes to the September 30, 2008 financial statements. We assume that this means that the disclosure in the notes to the December 31, 2007 financial statements was inaccurate. Please confirm if our understanding is correct.

Comment 52

Your disclosure on this page indicates that on January 1, 2008 certain debentures and accrued interest were combined into new debentures totaling $104,821, which are convertible at a 50 percent discount into your common stock. However, your interim disclosure on page F-14 indicates that the new debentures are convertible at a 30 percent discount into either your stock or that of PTS, Inc. at the option of the holder. Please tell us which disclosure is accurate and revise accordingly.

Answer:

The December 31, 2007 financial statements erroneously reported a discount of 50%. This disclosure has been corrected to reflect a 30% discount.

Comment 30

It is not clear to us how your revised disclosure addresses comment 53 from our letter dated January 27, 2009. As such, we are reissuing this comment in its entirety. Related to the comment above, please tell us how the conversion feature of the new debentures is accounted for and how a conversion into PTS, Inc., stock would be reflected in your financial statements. Please cite the accounting literature that you have relied upon.

Comment 53

Related to the comment above, please tell us how the conversion feature of the new debentures is accounted for and how a conversion into PTS, Inc. stock would be reflected in your financial statements.

Answer:

We have not bifurcated the conversion feature as a derivative liability since the conversion feature and underlying shares are not readily convertible to cash. Pursuant to SFAS 133 appendix A securities are not readily convertible to cash if the number of shares to be exchanged is large relative to the daily transaction volume. Any conversion into PTS stock will be accounted for as a liability to PTS for the dollar value converted.

Comment 31

Note 6 – Convertible Preferred Stock and Debentures, page F-16

We have reviewed your revisions made in response to comment 51 from our letter dated January 27, 2009. Since neither Mr. Chin nor PTS is the registrant, it is not clear to us how you are able to conclude that the ability to increase your authorized share is within the registrant’s control. We reissue our original Comment. Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature in your response.

Comment 51

Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature.

Answer:

Although neither Mr. Chin nor PTS is the registrant, if they wanted to exercise their conversion options they could vote to increase the authorized shares of the registrant. We believe that this effectively puts the ability to increase the shares within the company’s control since the block of shareholder votes would overwhelmingly prevail in a shareholder vote. Additionally, we believe that the potential excess of shares would not be accounted for as a derivative liability since the conversion feature and underlying shares are not readily convertible to cash. Pursuant to SFAS 133 appendix A securities are not readily convertible to cash if the number of shares to be exchanged is large relative to the daily transaction volume.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer